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                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                FORM U-12(I)-A

Statement Pursuant to Section 12(i) Public Utility Holding Company Act of 1935 by a Person Employed or Retained by a Registered Holding Company or a Subsidiary Thereof

1. Names and business addresses of persons filing statement.

David Beynon
Powergen plc
53 New Broad Street
London EC2M 1SL
ENGLAND

Richard T. Miller
Swidler Berlin Shereff Friedman LLP
3000 K Street, N.W.
Suite 300
Washington, DC 20007-5116

2. Names and address of any persons through whom the undersigned has engaged in the activities described in item 4 below.

None.

3. Registered holding company systems involved.

Powergen plc and its subsidiary holding companies.

4. Concise statement of (a) name of employing companies; (b) persons or bodies before whom matters were presented, advocated, or opposed, and (c) activities of the type described in section 12(i) of the Act, and extent to which other than "routine expenses" are contemplated.

(a) Powergen plc.
(b) Staff of the Office of Public Utility Regulation at the Securities and Exchange Commission.
(c) Meeting to discuss tax allocation agreement, Rule 45(c) analysis, and post-effective amendment no. 1 to file no. 70-9671 requesting release of jurisdiction over the proposed tax allocation agreement. Only routine expenses involved.
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5. (a) compensation received and to be received by the undersigned, and any other persons directly or indirectly, for the services described in item 4, above, and the sources of such compensation.

                          Salary or other
                          Compensation
Name of                   -----------------------    Person or company
Recipient                 received   to be           from whom received or
                                     received        to be received
                          (a)        (b)
--------------------------------------------------------------------------
David Beynon   *          Not Applicable             Powergen plc

Richard Miller *          Not Applicable             Swidler Berlin
                                                     Shereff Friedman LLP

     (b) Names of persons with whom the undersigned has divided or is to divide his compensation (stated in item 5(a) above), and the total amount being paid over by the undersigned to each such person.

Richard Miller shares his compensation from Powergen plc with the members, counsel, of counsel, associates and employees of the law firm of Swidler Berlin Shereff Friedman LLP.

6. Expenses incurred by the undersigned or any person named in item 2, above, in connection with the activities described in item 4, above.

     (a) Total amount of routine expenses: $22.00.
     (b) Itemized list of all other expenses:  None.


Date:  January 19, 2000            Signed:   /s/ David Beynon
                                             /s/ Richard Miller

* Information to be filed directly with the Securities and Exchange Commission with a request for confidential treatment.